

2009 First Quarter Earnings Call

Exhibit 99-2







May 13, 2009



Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations, amounts payable pursuant to the management agreement with AEA Investors and the impairment charge for goodwill and other intangibles. In addition, consolidated net income is adjusted to exclude certain items, including certain nonrecurring or unusual charges. Please see the Company's December 31, 2008 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered, premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Moulding, AZEK® Rail, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

To access the conference call, please dial (866) 315-3365, and use conference ID code 97390090. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 97390090.



2009 First Quarter Financial Highlights

- **Market Conditions:** Housing starts down 50% from prior year Q1

  Repair/remodel markets experiencing double digit decline

- **Revenue:** $81.4mm Q1 2009 vs. $94.2mm in Q1 2008
    - Composatron Acquisition and AZEK Deck growth partially offset decline in residential and industrial products

- **Gross Margin:** 34.4% Q1 2009 vs. 26.4% in Q1 2008
    - Material cost reductions and operating efficiencies offset lower production volumes

- **SG&A:** $12.8mm Q1 2009 vs. $12.4mm in Q1 2008
    - Increased expenses primarily from the Composatron Acquisition

- **Adjusted EBITDA:** Up 16.0% to $21.0mm;
    - 25.8% Adjusted EBITDA margin

- **Net Income/Loss:** $(7.1)mm net loss Q1 2009, down from $2.0mm net income in Q1 2008
    - Increased loss largely due to non-cash impairment of $14.4 million related to goodwill

Quarterly Revenue



Revenue
($ in millions)


YOY $(12.8) or (13.6)%



- AZEK
- SP

$94.2
$75.4
$90.9
$44.9
$81.4

	Q1 '08	Q2 '08	Q3 '08	Q4 '08	Q1 '09
SP	$22.9	$30.0	$29.4	$18.7	$19.9
AZEK	$71.3	$45.4	$61.5	$26.2	$61.5

Volume & ASP
(lbs in millions)



- Volume
- ASP

	Q1 '08	Q2 '08	Q3 '08	Q4 '08	Q1 '09
Volume	71.4	50.3	60.0	27.4	58.2
ASP	$1.32	$1.50	$1.51	$1.64	$1.40

Pro Forma Variance Analysis
($ in millions)

Q1 '08 Rev	$94.2
Composatron PF '08	7.1
Q1 '08 PF Rev	$101.3
AZEK	(17.0)
SP	(2.9)
Q4 '08 Rev	$81.4


YOY $(19.9) or (19.6)%

- **YOY revenue down 13.6%**
  - Softness in new construction, repair/remodel and industrial markets
  - AZEK Deck growth
  - Composatron Acquisition



Quarterly Earnings

Adjusted EBITDA
($ in millions)

YOY $2.9 or 16.0% ↑



Gross Margin/SG&A
(% of revenue)



Variance Analysis
($ in millions)

Q1 '08 Adj. EBITDA	$18.1
Composatron PF '08	1.7
Q1 '08 PF Adj. EBITDA	$19.8
Change	1.2
Q1 '09 Adj. EBITDA	$21.0

YOY $1.2 or 6.1% ↑

- YOY Adj. EBITDA up 16.0%
  - Composatron Acquisition
  - Lower material cost



Capital Expenditures

Quarter Cap Ex
($ in millions)

YOY $0.9
or 60.0%

Historical Cap Ex
($ in millions)





- Strategic projects and maintenance investment continues

- Ample capacity to serve market

Working Capital Management



Inventory and Inv Days
($ in millions)

YOY $(15.8)
or (33.5)%

AR and AR Days
($ in millions)

YOY ($5.8)
or (11.4)%





Inv/AR/Prepaid less AP/Accrued
($ in millions)



- Tightly managing working capital
  - Reduced seasonality with soft winter buy
  - Focused collections effort on AR



Liquidity Position

Net Debt[1] & Net Debt/Adj. EBITDA[2]
($ in millions)



Liquidity
($ in millions)



- Liquidity position at $55.0mm
- Focused on liquidity management
- Trailing Twelve Month March 31, 2009 Adjusted EBITDA of $49.2mm

Footnotes:
(1)   Net debt defined as total debt and capital lease obligations less cash
(2)   Trailing twelve month adjusted EBITDA as defined in Credit Agreements

Capital Structure Overview[1] (as of March 31, 2009)

Instrument	Amount Outstanding	Covenant
	($ in millions)	
ABL Revolver ($65mm; $37.2mm available), L+1.75%, 2/2013	$ 5.0	Minimum fixed charge coverage ≥1.0x (if excess availability <$7.5mm)
Senior Secured Term Loan, L+5.00%, 2/2011	24.2	Senior secured debt/EBITDA ≤ 2.5x
Capital Lease Obligations	6.5	
Senior Secured Debt	$ 35.7	
Senior Unsecured Floating Rate Notes, L+6.75%, 7/2012	$ 128.1	Incurrence tests
Senior Unsecured Fixed Rate Notes, 10.5%, 7/2013	150.0	Incurrence tests
Total Debt	$313.8	
Cash	(17.8)	
Net Debt	$296.0	
Annual Cash Interest Expense (paid semi-annually)	$ 30.3	

1. For detailed information about the Company's debt instruments, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Quarterly Report on Form 10-Q.

2009 Adjusted EBITDA Guidance(1)





Low   **High**

$40mm   **$50mm**

Downside:

- Prolonged, deep recession
  - Residential repair & remodel activity
  - New home construction
  - Industrial markets
  - Commercial markets/tax revenue
- Resin prices escalate
- Increased competition

Upside:

- Higher than anticipated economic activity
- Increased market penetration for AZEK products
- Lower material costs
- Operational efficiencies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported in 2008.



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2008	Add: Three Months Ended March 31, 2009	Less: Three Months Ended March 31 2008	Twelve Months Ended March 31, 2009
Net (loss) income	$ (48,354)	$ (7,050)	$ 2,021	$ (57,425)
Interest expense, net	34,905	8,179	9,179	33,905
Income tax (benefit) expense	(7,095)	(396)	1,285	(8,776)
Depreciation and amortization	21,491	5,328	4,853	21,966
EBITDA	947	6,061	17,338	(10,330)
Impairment of goodwill and other intangibles	40,000	14,408	—	54,408
SFAS 141 inventory adjustment	1,505	—	—	1,505
Relocation and hiring costs	802	44	100	746
Composatron non-recurring charges	606	—	—	606
Management fee and expenses	1,855	399	551	1,703
Severance costs	171	25	71	125
Settlement charges	26	—	26	—
Non-cash compensation charge	118	31	29	120
Registration expenses related to Notes	309	53	—	362
Adjusted EBITDA	$ 46,339	$ 21,021	$ 18,115	$ 49,245



Quarterly Volume Information

(lbs in thousands)	Q1 2009
AZEK Building Products	48,637
Scranton Products	9,544
Total	58,181

(lbs in thousands)	Q1 2008
AZEK Building Products	60,305
Scranton Products	11,084
Total	71,389

Appendix





CPG

CPG INTERNATIONAL
Building Products. Better.

- AZEK Building Products
  - **Residential**
    - AZEK Trim
    - AZEK Moulding
    - AZEK Rail
    - AZEK Deck
    - AZEK Porch
  - **Industrial**
    - CELTEC
    - Vycom — Division of AZEK Building Products
- SCRANTON PRODUCTS — Worry-Free Brands. Your Every Need.™
  - **Industrial**
    - Flametec
    - HITEC® HIGH DENSITY POLYETHYLENE (HDPE)
    - SEABOARD
  - **Commercial**
    - COMTEC INDUSTRIES
    - HINY HIDERS Santana Products
    - CAPITOL PARTITIONS INC.